Canadian GAAP/U.S. Dollar
Consolidated Financial Statements

GERDAU AMERISTEEL CORPORATION
MARCH 31, 2005



















GERDAU AMERISTEEL REPORTS FINANCIAL RESULTS UNDER U.S. GAAP. THE BUSINESS CORPORATIONS ACT OF ONTARIO ("OBCA") REQUIRES GERDAU AMERISTEEL TO PROVIDE TO ITS SHAREHOLDERS FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN GAAP. THE FINANCIAL STATEMENTS PREPARED UNDER CANADIAN GAAP ARE ENCLOSED AS REQUIRED BY THE OBCA.

For Gerdau Ameristeel, the most significant difference between U.S. GAAP and Canadian GAAP is the accounting treatment of Gerdau Ameristeel's 50% joint venture investment in Gallatin Steel Company and the smaller joint ventures of Bradley Steel Processors and MRM Guide Rail. Under U.S. GAAP, the investments are accounted for under the equity method of accounting instead of the proportionate consolidation method used under Canadian GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. For a complete explanation of the differences between U.S. GAAP and Canadian GAAP as it relates to Gerdau Ameristeel, see footnote 13 in the U.S. GAAP financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)


                                                              MARCH 31,       DECEMBER 31,
                                                                2005            2004
                                                             ----------       ----------
 ASSETS
 CURRENT ASSETS
      Cash and cash equivalents                              $  139,764       $  117,643
      Restricted cash and cash equivalents                          465              465
      Short-term investments                                     38,150               --
      Accounts receivable, net                                  471,954          404,360
      Inventories (note 2)                                      847,014          898,054
      Deferred tax assets                                         7,283            7,283
      Other current assets                                       18,807           28,878
                                                             ----------       ----------
 TOTAL CURRENT ASSETS                                         1,523,437        1,456,683
 PROPERTY, PLANT AND EQUIPMENT (note 3)                       1,038,519        1,036,840
 GOODWILL                                                       122,716          122,716
 DEFERRED FINANCING COSTS                                        12,968           13,616
 DEFERRED TAX ASSETS                                              5,148            4,939
 OTHER ASSETS                                                       442              107
                                                             ----------       ----------
       TOTAL ASSETS                                          $2,703,230       $2,634,901
                                                             ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES
      Accounts payable                                       $  347,739       $  316,137
      Accrued salaries, wages and employee benefits              57,643           60,212
      Accrued interest                                           12,064           21,071
      Other current liabilities                                  84,828           52,981
      Acquisition liability                                          --           51,790
      Current portion of long-term borrowings (note 5)            2,186            4,713
                                                             ----------       ----------
 TOTAL CURRENT LIABILITIES                                      504,460          506,904

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 5)             434,323          434,532
CONVERTIBLE DEBENTURES                                           99,481           99,888
ACCRUED BENEFIT OBLIGATIONS (note 7)                             85,888           82,569
OTHER LIABILITIES                                                64,350           68,324
DEFERRED TAX LIABILITIES                                         56,091           55,682
                                                             ----------       ----------
       TOTAL LIABILITIES                                      1,244,593        1,247,899
                                                             ----------       ----------

 SHAREHOLDERS' EQUITY
      Capital stock (note 8)                                  1,009,509        1,008,511
      Retained earnings                                         391,736          318,770
      Cumulative translation adjustment                          57,392           59,721
                                                             ----------       ----------
 TOTAL SHAREHOLDERS' EQUITY                                   1,458,637        1,387,002
                                                             ----------       ----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $2,703,230       $2,634,901
                                                             ==========       ==========






See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)



                                                          THREE MONTHS ENDED
                                                  ----------------------------------
                                                  MARCH 31, 2005      MARCH 31, 2004
                                                  --------------      --------------
NET SALES                                           $ 1,131,749        $   697,624

OPERATING EXPENSES
     Cost of sales                                      950,543            605,953
     Selling and administrative                          27,658             22,436
     Depreciation                                        28,608             21,747
     Other operating income                                (608)            (1,015)
                                                    -----------        -----------
                                                      1,006,201            649,121

INCOME FROM OPERATIONS                                  125,548             48,503

OTHER EXPENSES
      Interest, net                                       9,730             16,812
      Foreign exchange (gain) loss                       (1,043)               256
     Amortization of deferred financing costs               647                622
                                                    -----------        -----------
                                                          9,334             17,690
INCOME BEFORE INCOME TAXES                              116,214             30,813
INCOME TAX EXPENSE                                       37,164              8,629
                                                    -----------        -----------

 NET INCOME                                         $    79,050        $    22,184
                                                    ===========        ===========
 EARNINGS PER COMMON SHARE - BASIC                  $      0.26        $      0.11
 EARNINGS PER COMMON SHARE - DILUTED                $      0.26        $      0.11


See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands, except share data)
(Unaudited)



                                                                          RETAINED
                                                                          EARNINGS           CUMULATIVE
                                 NUMBER OF           INVESTED           (ACCUMULATED        TRANSLATION
                                  SHARES              CAPITAL             DEFICIT)           ADJUSTMENT            TOTAL
                                ------------        ------------        ------------        ------------       ------------
BALANCE -
     DECEMBER 31, 2003           198,090,861        $    547,601        $    (22,766)       $     23,321       $    548,156
                                ------------        ------------        ------------        ------------       ------------

  Net loss                                                                    22,183                                 22,183
  Foreign exchange                                                                                   816                816
  Employee stock options             105,698                 195                                                        195
                                ------------        ------------        ------------        ------------       ------------
BALANCE -
     MARCH 31, 2004              198,196,559        $    547,796        $       (583)       $     24,137       $    571,350
                                ------------        ------------        ------------        ------------       ------------


BALANCE -
     DECEMBER 31, 2004           304,028,122        $  1,008,511        $    318,770        $     59,721       $  1,387,002
                                ------------        ------------        ------------        ------------       ------------

   Net income                                                                 79,050                                 79,050
   Foreign exchange                                                                               (2,329)            (2,329)
   Dividends                                                                  (6,083)                                (6,083)
   Employee stock options            183,902                 998                                                        998
                                ------------        ------------        ------------        ------------       ------------
BALANCE -
     MARCH 31, 2005              304,212,024        $  1,009,509        $    391,737        $     57,392       $  1,458,638
                                ------------        ------------        ------------        ------------       ------------





See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$  in thousands)
(Unaudited)


                                                                                THREE MONTHS ENDED
                                                                           ---------------------------
                                                                            MARCH 31,        MARCH 31,
                                                                              2005            2004
                                                                           ---------        ----------
OPERATING ACTIVITIES
Net income                                                                 $  79,050        $  22,184
Adjustment to reconcile net income to net cash provided by (used in)
 operating activities:
   Depreciation                                                               28,608           21,747
   Amortization                                                                  647              622
   Deferred income taxes                                                         357            4,436

Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                       (68,967)         (93,929)
   Inventories                                                                49,823          (41,896)
   Other assets                                                                8,226             (746)
   Liabilities                                                                51,085           76,066
                                                                           ---------        ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          148,829          (11,516)

INVESTING ACTIVITIES
  Additions to property, plant and equipment                                 (30,908)         (12,135)
  Acquisitions                                                               (49,654)         (11,127)
  Purchase of short-term investments                                         (38,150)              --
                                                                           ---------        ---------
NET CASH USED IN INVESTING ACTIVITIES                                       (118,712)         (23,262)

FINANCING ACTIVITIES
  Proceeds from issuance of new debt                                              --           25,000
  Payments on term loans                                                      (1,256)            (304)
  Senior Secured Credit Facility borrowings                                       --           33,071
  Senior Secured Credit Facility payments                                         --          (16,428)
  Cash dividends                                                              (6,083)              --
  Proceeds from issuance of employee stock purchases                             998              195
                                                                           ---------        ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                           (6,341)          41,534

Effect of exchange rate changes on cash and cash equivalents                  (1,655)            (146)
                                                                           ---------        ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                         22,121            6,610

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                             117,643           10,459
                                                                           ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $ 139,764        $  17,069
                                                                           =========        =========


See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)


NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with Canadian generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three months ended March 31, 2005 and 2004 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.


NOTE 2 -- INVENTORIES

Inventories consist of the following ($000s):

                                                            AT MARCH 31,  AT DECEMBER 31,
                                                                2005           2004
                                                            ------------  ---------------
Ferrous and non-ferrous scrap                                $140,856       $175,635
Work in-process                                               114,929        121,618
Finished goods                                                388,131        381,873
Raw materials (excluding scrap) and operating supplies        203,098        218,928
                                                             --------       --------
                                                             $847,014       $898,054
                                                             ========       ========


NOTE 3 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):


                                                                   AT MARCH 31, 2005
                                                  -------------------------------------------------
                                                                     ACCUMULATED            NET
                                                      COST          DEPRECIATION        BOOK VALUE
                                                  -----------       ------------        -----------
Land and improvements                             $    89,100        $    (7,141)       $    81,959
Buildings and improvements                            168,587            (32,825)           135,762
Machinery and equipment                             1,230,186           (518,295)           711,891
Construction in progress                               96,009                 --             96,009
Property, plant and equipment held for sale            12,898                 --             12,898
                                                  -----------        -----------        -----------
                                                  $ 1,596,780        $  (558,261)       $ 1,038,519
                                                  ===========        ===========        ===========



                                                                     AT DECEMBER 31, 2004
                                                  -------------------------------------------------
                                                                     ACCUMULATED           NET
                                                     COST            DEPRECIATION       BOOK VALUE
                                                  -----------        ------------       -----------
Land and improvements                             $    88,885        $    (6,703)       $    82,182
Buildings and improvements                            167,380            (31,033)           136,347
Machinery and equipment                             1,228,060           (494,943)           733,117
Construction in progress                               72,296                 --             72,296
Property, plant and equipment held for sale            12,898                 --             12,898
                                                  -----------        -----------        -----------
                                                  $ 1,569,519        $  (532,679)       $ 1,036,840
                                                  ===========        ===========        ===========

NOTE 4 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The Company's interest in the joint ventures is as follows ($000s):

                                           MARCH 31,     DECEMBER 31,
                                             2005           2004
                                           ---------     ------------
BALANCE SHEET
  Current assets                            $121,737       $128,004
  Property, plant and equipment , net        131,059        132,472
  Current liabilities                         29,037         27,517
  Long-term debt                               1,694          1,709


                                                THREE MONTHS ENDED MARCH 31,
                                               -----------------------------
                                                  2005             2004
                                                ---------        ---------
STATEMENT OF EARNINGS
  Sales                                         $ 129,211        $  78,672
  Operating income                                 31,485           10,267
  Income before income taxes                       31,568           10,215
  Net Income                                       31,678            9,511


CHANGES IN CASH FLOWS
  Cash provided by (used in)
       Operating activities                     $   9,098        $   4,064
       Investing activities                        (1,670)            (924)
       Financing activities                            --           (2,863)
                                                ---------        ---------
  Proportionate share of increase in cash       $   7,428        $     277




NOTE 5 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At March 31, 2005, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295.1 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A and was repaid in the fourth quarter of 2004.

Debt includes the following ($000s):

                                                                                               MARCH 31,       DECEMBER 31,
                                                                                                 2005              2004
                                                                                               ---------       ------------
Senior Notes, bearing interest of 10.375%, due July 2011                                       $ 398,179        $ 397,986
Senior Secured Credit Facility, bearing interest of 5.75%, due through December 2006                  --               27
Industrial Revenue Bonds, bearing interest of  1.74% to 6.38%, due through December 2018          31,600           31,600
AmeriSteel Bright Bar Term Loan, bearing interest 5.25%, due June 2011                             2,626            2,734
Gallatin Joint Venture Debt                                                                        1,763            1,778
Other, bearing interest of 3.75%, due through June 2006                                            2,341            5,120
                                                                                               ---------        ---------
                                                                                                 436,509          439,245
Less current portion                                                                              (2,186)          (4,713)
                                                                                               ---------        ---------
                                                                                               $ 434,323        $ 434,532
                                                                                               =========        =========


NOTE 6 -- INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                                           THREE MONTHS ENDED MARCH 31,
                                                           ----------------------------
                                                               2005            2004
                                                             --------        --------
Tax provision at Canadian statutory rates                    $ 39,454        $ 11,130
     Tax exempt income                                         (6,150)         (2,678)
    Effect of different rates in foreign jurisdictions          3,194             982
    Canadian manufacturing and processing credit                   --            (223)
     Other                                                        666            (582)
                                                             --------        --------
Tax provision                                                $ 37,164        $  8,629
                                                             ========        ========



NOTE 7 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):


                                                 PENSION BENEFITS                     OTHER BENEFIT PLANS
                                          -------------------------------   -------------------------------
                                                THREE MONTHS ENDED                    THREE MONTHS ENDED
                                          -------------------------------   -------------------------------
                                          MARCH 31, 2005   MARCH 31, 2004   MARCH 31, 2005   MARCH 31, 2004
                                          --------------   --------------   --------------   --------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                  $ 2,745          $ 2,454          $   283           $   232
Interest cost                                   5,569            5,593              538               546
Expected return on plan assets                 (5,244)          (5,239)              --                --
Amortization of transition obligation              44               43               --                --
Amortization of prior service cost                 73               72              (53)              (53)
Recognized actuarial gain                         554              582                8                 7
Settlement loss                                    --               --               --                --
                                              -------          -------          -------           -------
Net periodic benefit cost                     $ 3,741          $ 3,505          $   776           $   732
                                              =======          =======          =======           =======


NOTE 8 -- CAPITAL STOCK

Capital stock consists of the following shares:


                                                    Authorized         Par Value           Issued         Capital Stock
                                                      Number         (in thousands)        Number         (in thousands)
                                                    ----------       --------------      -----------      --------------
March 31, 2005
Common                                               Unlimited             $   --        304,212,024         $1,009,509

December 31, 2004
Common                                               Unlimited             $   --        304,028,122         $1,008,511



On April 16, 2004, the Company sold and issued 26,800,000 common shares to an indirect wholly owned subsidiary of its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 million, net of offering costs.

The Company has instituted a quarterly cash dividend. The initial cash dividend is $0.02 (two US$ cents) per common share. In addition to the $0.02 per common share regular dividend, in April 2005, the Board of Directors also approved a special dividend of $0.14 (fourteen US$ cents) per common share, payable June 2, 2005 to shareholders of record at the close of business on May 16, 2005.


EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):


                                                  THREE MONTHS ENDED
                                           ---------------------------------
                                           MARCH 31, 2005     MARCH 31, 2004
                                           --------------     --------------
Basic earnings per share:
     Basic net earnings                     $     79,050       $     22,184

     Average shares outstanding              304,109,455        198,152,456

     Basic net earnings per share           $       0.26       $       0.11

Diluted earnings per share:
     Diluted net earnings                   $     79,050       $     22,184

Diluted average shares outstanding:
     Average shares outstanding              304,109,455        198,152,456
     Dilutive effect of stock options          1,373,634          1,129,069
                                            ------------       ------------
                                             305,483,089        199,281,525

Diluted net earnings per share              $       0.26       $       0.11

At March 31, 2005, options to purchase 684,500 (881,200 at March 31, 2004) common shares were not included in the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.


NOTE 9 -- CONTINGENCIES AND COMMITMENTS

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA in which the Company offered $1.6 million to settle the matter. The offer was not accepted by the EPA. Based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers and including adding a larger third party, which the Company believes was incorrectly excluded from the original lawsuit. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. The Company has opposed the EPA's motion. At this time, the Company has accrued $1.6 million, but the Company's ultimate liability is not estimable.

NOTE 10 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.


Operational results and other financial data for the geographic and two business segments for the three month periods ended March 31 are presented below ($000s):

                                                 THREE MONTHS ENDED
                                          ---------------------------------
                                          MARCH 31, 2005     MARCH 31, 2004
                                          --------------     --------------
Revenue from external customers:
                         Steel mills       $   936,070        $   607,981
                 Downstream products           195,679             89,643
                                           -----------        -----------
                               Total       $ 1,131,749        $   697,624
                                           ===========        ===========

                Inter-company sales:
                         Steel mills       $   196,450        $   129,054
                 Downstream products                --                 --
             Corp/eliminations/other          (196,450)          (129,054)
                                           -----------        -----------
                               Total       $         -        $         -
                                           ===========        ===========

                        Total sales:
                         Steel mills       $ 1,132,520        $   737,035
                 Downstream products           195,679             89,643
             Corp/eliminations/other          (196,450)          (129,054)
                                           -----------        -----------
                               Total       $ 1,131,749        $   697,624
                                           ===========        ===========

                   Operating income:
                         Steel mills       $   128,629        $    52,514
                 Downstream products             7,819              3,910
             Corp/eliminations/other           (10,900)            (7,921)
                                           -----------        -----------
                               Total       $   125,548        $    48,503
                                           ===========        ===========



                          AS OF MARCH 31,   AS OF DECEMBER 31,
                                2005              2004
                          ---------------   ------------------
        Segment assets:
            Steel mills       $1,913,604       $1,911,515
    Downstream products          293,635          268,907
Corp/eliminations/other          495,991          454,479
                              ----------       ----------
                  Total       $2,703,230       $2,634,901
                              ==========       ==========

